UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

08 July, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 08 July, 2026, Guardian Metal Resources PLC issued a press release titled "Tungsten Mining & Processing Strategic Partnership".

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 08 July, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Tungsten Mining & Processing Strategic Partnership dated 08 July, 2026.

8 July 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Strategic Partnership Signed to Advance Domestic Tungsten Mining and Processing for U.S. Defense Applications

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, is pleased to announce that it has entered into a strategic partnership (the "Partnership") with the Montana Mining Association ("MMA") to collaborate on a tungsten mining and recovery pilot program supporting domestic defense applications. The Partnership is also being advanced in conjunction with Montana Technological University ("MTU") and the Army Research Laboratory ("ARL").

As part of the Partnership, Guardian Metal will supply stockpiled legacy ore from its Tempiute Tungsten project ("Tempiute" or the "Project"), located near Rachel, Nevada, approximately 150 miles northeast of Las Vegas. Tempiute, formerly known as the Emerson Tungsten Mine, is a significant past producing tungsten mine, which was originally discovered in 1916 and most recently operated during the 1980s.

As a critical defense metal, tungsten has been formally designated a strategic priority by the U.S. government. Guardian Metal's mission is to advance its co-flagship projects, Tempiute and Pilot Mountain, as a cornerstone of U.S. tungsten supply, directly supporting national efforts to reshore production. This strategy is expected to reduce reliance on foreign supply chains, strengthen economic and defense security, and deliver long-term value for shareholders.

KEY HIGHLIGHTS

●	Guardian Metal has entered into the Partnership to advance an entirely U.S.-based tungsten mining and recovery pilot program to support domestic defense applications.
●
Tempiute selected as a U.S. feedstock source, with an initial ~250-400 tonnes of stockpiled legacy ore to be transported from Tempiute to Philipsburg, Montana, for trial processing at the partner milling and processing facility.

●
First shipments of legacy ore are expected by late summer 2026, subject to completion of metallurgical test work currently underway at partner laboratories in both the U.S. and U.K., and pilot-scale test work to be completed on-site in Montana.

●
The program is focused on upscaling domestic tungsten-rich sources of historical mine tailings and legacy ore stockpiles to evaluate pathways toward commercial production of tungsten metal powder for defense-relevant applications within the U.S.

●	The Partnership further validates Guardian Metal's strategy of advancing its co-flagship tungsten assets, Tempiute and Pilot Mountain, towards a fully domestic mine-to-market tungsten supply chain.
●	If the initial program is successful, further shipments of tungsten-rich material from Tempiute could be supplied as part of an expanded program.

Matt Vincent, Executive Director of MMA, commented:

"We are excited to work with Guardian Metal on this Partnership, which we feel is incredibly important to the industry and our nation's security. Guardian Metal's Tempiute material represents what we believe will prove to be an important domestic source of tungsten for this Partnership, as well as a demonstration of our Association's ability to effectively establish a broader network of critical minerals projects across the Mountain West."

Oliver Friesen, CEO of Guardian Metal Resources, commented:

"We are delighted to enter into this Partnership with MMA, ARL, and MTU to advance this strategically important pilot program. The selection of Tempiute as a feedstock source is a strong endorsement of the strategic significance of Guardian Metal's entirely Nevada-based tungsten project portfolio.

"At a time when tungsten supply security has never been more critical to U.S. defense and industrial capability, this initiative represents a tangible step toward building an entirely domestic supply chain, free from reliance on foreign sources."

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.